From:	Hoene, Mary Joan [Hoene@clm.com]
Sent:	Friday, February 03, 2012 5:02 PM
To:	Hallock, Houghton R.; Rupert, Kevin C.; Minore, Dominic; Long, Jeffrey W.
Cc:	Lappert, Stephen; David Mahle (dmmahle@jonesday.com); Thomas C. Daniels; Schlaphoff, Aaron; 'Jordan, Nora M. (nora.jordan@davispolk.com)'; Bradley J. Swenson (Brad.Swenson@alpsinc.com)
Subject:	Response to Staff on behalf of The Bank of New York Mellon
Attachments:	DOC.PDF

Dear All,

Here is the letter you requested during our conference call with the staff and counsel for the Sponsors of the QQQ. BLDRS and MidCap SPDR Trusts last Thursday. We are hoping that you can transmit to the Chiefs of Branches 16 and 18.

Have a nice weekend.

Best,

Mary Joan

CARTER LEDYARD & MILBURN LLP
Counselors at Law

Mary Joan Hoene
Counsel
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Direct Dial: (212) 238-8791
E-mail: Hoene@CLM.com

2 Wall Street
New York, NY 10005-2072
•
Tel (212) 732-3200
Fax (212) 732-3232

701 8th Street, N.W., Suite 410
Washington, DC 20001-3893
(202) 898-1515
•
570 Lexington Avenue
New York, NY 10022-6856
(212) 371-2720

February 3, 2012

BY EMAIL

H. R. Hallock, Jr., Esq.
Senior Counsel, Branch 18
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Mr. Dominic J. Minore, Esq.
Senior Counsel, Branch 16
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Mr. Kevin C. Rupert, Staff Accountant
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Mr. Jeffrey W. Long, Staff Accountant
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Response to SEC Staff Request re Brokerage Execution Services

Gentlemen:

This letter supplements our previous letter of January 20, 2012. Specifically, you have requested a response to one of the staff comments on the updates to the registration statements of PowerShares QQQ Index Tracking Trust (the "QQQ"), SPDR S & P Midcap 400 ETF Trust (the "MidCap") and BLDRS Index Fund Trusts (the "BLDRS") (each, a "Trust," and collectively, the "Trusts"). You suggested that each Trust prospectus include a statement that the Trustee of each Trust, The Bank of New York Mellon ("BNYM"), has determined that BNY ConvergExecution Solutions, LLC ("ConvergEx"), as broker for the Trusts, has provided "best execution" of its transactions on behalf of the Trusts.[1] As counsel for the Trustee, we do not believe that such a statement is appropriate; you have asked us to detail our reasoning in a formal response.

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[1] ConvergEx was acquired by BNYM in 1998 and spun off in October, 2006 to a private investment group and the ConvergEx management team. BNYM retained an approximately 33.8% indirect interest in ConvergEx through BNYM's ownership in ConvergEx's top level parent holding company; BNYM's indirect ownership is currently about 33.2%. ConvergEx is a registered broker-dealer subject to SEC, FINRA and stock exchange regulation. It has a large institutional business, operating only as an agent for pension funds, ETFs, UITs, broker-dealers, mutual funds and many other institutions and companies. ConvergEx has no proprietary business. BNYM, as Trustee, currently employs ConvergEx as the broker for the Trusts with respect to all their securities transactions. ConvergEx effects brokerage transactions and provides securities trading services for the Trusts on an agency basis only. Each Trust pays a per-share commission rate to ConvergEx for its services and no other compensation or fees are paid to ConvergEx or the entities ConvergEx transacts with on the Trusts' behalf.

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Additionally, you have asked us to describe the Trustee's business and compliance processes for overseeing ConvergEx's brokerage execution services.

The Trusts are "exchange-traded funds", or ETFs, that operate under the terms of exemptive orders issued by the Securities and Exchange Commission (the "Commission") under the Investment Company Act of 1940 (the "ICA"), no action letters from the Division of Trading and Markets, rules under the Securities Exchange Act of 1934 and rules of the stock exchanges on which the ETFs list and trade their shares. While most ETFs are open end management investment companies, the Trusts were organized as unit investment trusts.

Trustee's Duties under the Indentures As to Broker Selection

The Standard Terms and Conditions of Trust (each, an "Indenture") under which each Trust was established requires the Trustee to be responsible for choosing a broker or brokers to purchase or sell securities when such transactions are required under an Indenture. Each Indenture expressly contemplates that the Trustee may use an affiliated broker for the Trust's securities transactions, and imposes a strict duty on the Trustee to direct its securities transactions only to brokers or dealers from whom it expects to obtain the most favorable prices for execution of orders. MidCap Indenture §2.04, pp. 36-7; QQQ Indenture §2.04(f), p. 21; BLDRS Indenture §2.04(g), p. 16.[2] The Indentures also provide that the fees of agents, such as brokerage commissions, are an expense of the Trust. MidCap Indenture §8.01(f), p. 83; QQQ Indenture §8.01(f), p. 56; BLDRS Indenture §8.01(f), p. 35. The Indenture for each Trust is described in and filed as an exhibit to the Trust's registration statement. Similar language is contained in the indentures for two other ETFs that are organized as UITs, the SPDR® S&P 500® ETF Trust and the SPDR® Dow Jones Industrial Average℠ ETF Trust.[3]

As the staff is aware, each UIT ETF is designed to track the composition of a specific securities index, with the objective of attaining approximately the performance of that index, valued as of the close of the markets on which the index securities trade. Because each Trust is required to replicate its index, there are periodic portfolio adjustments as well as index rebalancing transactions which typically involve many if not all of the securities of the index. Further, and because the Trust replicates its index, it is advantageous for the Trust to obtain a price not more than the closing price on a purchase, and not less than the closing price on a sale. Hence the Indentures contain the criteria of selecting a broker or brokers that will enable the Trust to achieve the most favorable price for a security or basket of securities. This provides a clear standard that is precisely linked to the investment objectives of the Trusts; *i.e.*, the most favorable price is a price not less advantageous than the closing price.

The staff has pointed out that it believes an investment adviser has the duty to select brokers that will seek to achieve "best execution" of securities transactions on behalf of the adviser's clients, including separate accounts, mutual funds and hedge funds. However, best execution is a

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[2] The BLDRS Trusts came into existence after the use of ConvergEx began, and the Application for Exemptive Relief filed on behalf of BLDRS Trusts specifically references the use of ConvergEx as an affiliated broker. In the Matter of BLDRS Index Funds Trust, Series 1,2,3,4,5,6 and 7, et al., Investment Company Act Release Nos. 25797 (Nov. 8, 2002) (order) and 25772 (Oct. 17, 2002) (notice), fn. 23, p. 23.
[3] SPDR Trust Series 1 Amended and Restated Standard Terms and Conditions of Trust dated as of January 1, 2004 §2.04(g); Diamonds Trust, Series 1 Standard Terms and Conditions of Trust dated as of January 1, 1998 §2.04(g).

broker-dealer duty, as stated in FINRA/NASD Rule 2320, "Best Execution and Interpositioning Rule"). The duty of best execution requires that a broker use its best efforts to obtain the best price and execution for each securities position effected on behalf of a client given the facts and circumstances. Brokers also are subject to FINRA/NASD Rule 2440, "Fair Prices and Commission Rule", which set a standard of fair and reasonable pricing commensurate with the level and value of services rendered. It is not based simply on the price obtained, especially in the case of trades for actively managed accounts, where the time of day, nature of the security, selection of trading market and counterparty can have a large impact on a trade.

An evaluator of a fiduciary's selection and use of a broker typically considers whether the fiduciary has made a reasonable choice, whether conflicts have been considered and disclosed, whether review and monitoring processes are in place, whether compensation can be benchmarked against competitors, and so on. Investment advisers have processes in place to evaluate broker execution services and performance. The Trustee has similar processes in place to evaluate ConvergEx. As discussed with the staff on January 19 and 26, 2012, the Trustee has determined that ConvergEx provides services consistent with the Indentures, and this conclusion is contained in each Trust's current registration statement. The determination is based upon a number of factors, including ConvergEx's own representations that its services comply with its duties under the FINRA rules cited above.

An investment adviser must act as a fiduciary when selecting brokers and choose those the adviser believes will provide best execution. However, to our knowledge investment advisers do not represent or state that the brokers they use provide best execution, either in From ADV Part 2A, or in their investment management agreements with clients. The Investment Advisers Act of 1940 and its rules do not contain such a requirement. Investment advisers to mutual funds do not make such a representation, nor is such a statement contained in mutual fund prospectuses governed by Form N-1A. The ICA and its rules do not require such statement by investment advisers to mutual funds. Form N-1A for mutual funds requires reporting of aggregate commissions paid by a fund to an affiliated broker of the fund's investment adviser, but there is no requirement that the adviser must address the affiliated broker's execution, or specific rates. For UITs, the ICA, its rules and Form S-6 do not require a representation as to best execution by the sponsor or the trustee. In the case of the Trusts, the notes to the financial statements state the aggregate commissions paid to ConvergEx for each Trust.

Of course, the disclosure staff often provides guidance as to the content of registration statements and we respectfully acknowledge the staff's authority to do so. In this instance, we do not think it wise as a matter of policy to require one registrant to make a statement about best execution without requiring it of all registrants. If the staff believes that investment advisers, UIT sponsors, UIT Trustees, and other key fund service providers that use agents should make representations as to the performance of services by agents such as brokers, pricing services, and professional firms, then rule and form proposals to this effect should be developed and put out for public comment.

In the context of mutual funds, the staff and the Commission have reminded fund independent directors that oversight of fund brokerage and how the adviser selects and monitors brokers is an important element of the directors' duties. As a regulated bank with fiduciary powers and responsibilities, the Trustee has a similar oversight responsibility with regard to its use of

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brokers. Because of its affiliation with ConvergEx, the Trustee has exercised more rigor, analysis and ongoing supervision of the services provided by ConvergEx than may have been required of another agency broker that is not an affiliate, as discussed in our January 20, 2012 letter, and as addressed below.

Trustee Oversight of ConvergEx

On a continuous basis, the Trustee evaluates the ConvergEx execution services and brokerage transactions to be sure they are consistent with the terms of each Trust's Indenture. The Trustee's oversight of the use of ConvergEx takes several forms.

Regular Course of Business. The index nature of the Trusts demands that the Trustee continually monitor the portfolio composition of each Trust and make adjustments regularly to ensure that each Trust matches its index. In addition, the periodic index rebalancings require significant advance planning, ongoing instructions, and coordination with ConvergEx. (The Trustee's duties and tasks are spelled out in each Indenture, and disclosed in each Trust prospectus.) There are regular conversations and electronic communications between the Trustee and ConvergEx. ConvergEx is responsible for continually monitoring the markets for the Trusts' securities to determine whether trade improvement over the closing price is feasible, and to seek a range of competitive bids for any such trades. The Trustee works closely with ConvergEx on such rebalancings to identify potential issues and opportunities.

On a daily basis, the Trustee examines any trade executions to confirm that the price paid or received for each Trust transaction is the closing price or a price more beneficial to the Trust. The Trustee verifies that the ConvergEx commissions are consistent with the rates agreed upon with ConvergEx. The Trustee examines the competitive bids that ConvergEx solicits from market participants in an effort to achieve price improvement, to confirm that ConvergEx has selected the most appropriate bid.

Independent Market Expert. The Trustee, at its own cost, has engaged an independent party as an expert consultant to review the services of ConvergEx, specific transactions, commission rates, and the ConvergEx reports to the Trustee, and to advise the Trustee as to whether the Trust transactions are being appropriately executed and whether the commission rate paid to ConvergEx is consistent with that charged by other brokers for comparable services. The consultant is an independent financial markets research and advisory firm that works with a wide range of institutional investors to benchmark brokerage execution and costs. The consultant has no affiliation with the Trustee or ConvergEx, or with any brokerage firm. The independent review is conducted on a quarterly basis and includes written conclusions. The Trustee conducts a follow up meeting or conference call with the consultant to review the findings and any recommendations.

Internal Trustee Oversight and Compliance. The Trustee has established a Trust Oversight Committee consisting of senior administrative personnel and in-house counsel which examines, among other matters, ConvergEx performance and the reports received from the independent expert consultant. Since 2004, the Trustee has worked with the Trusts' Chief Compliance Officer to build the compliance program as required by ICA Rule 38a-1. This is an ongoing process, as contemplated by the rule, and includes examination of the services provided by

ConvergEx and its trading on behalf of the Trusts. The Trustee retains a public accounting firm that is registered with the PCAOB to review its controls and prepare a SSAE Report that addresses controls, twice a year. The report includes a review of the Trustee's controls and processes for the Trusts' rebalancing transactions, and a reasonableness check that execution prices obtained by brokers for the Trustee comply with the orders that are placed. The Trustee has implemented policies and procedures that specifically address trustee and fiduciary activities. It has an internal audit program and a corporate compliance program, including codes of conduct and ethics for employees.

Conclusion

We thank you for the attention you have given to this matter, and trust that the information above is responsive to your requests. Please let us know if you would like additional information.

Very truly yours,



Mary Joan Hoene

cc: Richard Pfordte, Branch Chief/Branch 16
       Christian T. Sandoe, Branch Chief/Branch 18
       Matthew Bromberg, Esq.
       Nora Jordan, Esq.
       Stephen F. Lappert, Esq.
       David Mahle, Esq.
       Bradley Swenson, CPA (Chief Compliance Officer)

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